UNITED STATES OF AMERICA
SECURITITES AND EXCHANGE COMISIÓN
Washington D.D. 20549


FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934


For the month of October 2002


QUIÑENCO S.A.
(Exact name of registrant as specified in charter)

QUIÑENCO, INC.
(Translation of registrant's name into English)

Quiñenco S.A.
Enrique Foster Sur 20, 14th Floor
Santiago, Republic of Chile

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12(g)3-2(b) under the Securities Act of 1934

Yes _____          No ___X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12(g)3-2(b): _____


The following document is being filed with this 6-K report and is attached hereto.


**Press Release dated 24 October 2002 announcing the effect of Latin American investments on the Company's results for the nine months ended September 30, 2002**



QUIÑENCO S.A.

FOR IMMEDIATE RELEASE

For further information contact:

Cindi Freeman
Investor Relations
Quiñenco S.A.
(56-2) 750-7221
e-mail: cfreeman@lq.cl

**QUIÑENCO REPORTS EFFECT OF LATIN AMERICAN INVESTMENTS ON ITS FINANCIAL
RESULTS AS OF SEPTEMBER 30, 2002**

October 24, 2002 – Santiago, Chile. Quiñenco S.A. (LQ:NYSE) reported today to the Chilean
Superintendency of Securities and Insurance (SVS) the effect its (indirect) investments in Latin
American have had on the Company's financial results for the nine months ended September 30,
2002.

Quiñenco, as a holding company, is exposed to the economies of Argentina, Brazil and Peru
through its 55.6 %-owned subsidiary, Madeco S.A. (Madeco), its 93.7% ownership interest in
Empresas Lucchetti S.A. (Lucchetti), its 30.8%-owned affiliate, Compañía Cervecerías Unidas
S.A. (CCU) and through its subsidiary, Banco de Chile in which Quiñenco has a 29.2%
economic interest (ownership is a 52.2% interest).

In the case of Madeco, it reported that between January 1$^{st}$ and September 30$^{th}$, it had registered
losses in connection with its business in Argentina of Ch$16,487 million (US$22.0 million),
compared to losses incurred during the same period in 2001 of Ch$11,936 million (US$15.9
million). The higher loss in 2002 is mostly explained by exchange rate losses of Ch$16,083
million (US$21.5 million), partially offset by provisions already made in 2001 and applied to
results during the current year of Ch$9,539 million (US$12.7 million). Madeco's Brazilian
operations reported losses of Ch$2,951 million (US$3.9 million), compared to income of
Ch$481 million (US$0.6 million) in the same period in 2001, mainly as a result of exchange rate
losses which amounted to Ch$2,461 million (US$3.3 million). In Peru, Madeco reported income
of Ch$742 million (US$1.0 million), compared to income of Ch$832 million (US$1.1 million)
for the nine month period ended September 30, 2001.

The effect of the aforementioned variations in Madeco's results during 2002 will be reflected in Quiñenco's consolidated results for the nine month period. The total additional loss for Quiñenco amounts to Ch$4,489 million for the nine month period.

Quiñenco's subsidiary, Lucchetti, reported estimated losses in connection with its Peruvian operations of Ch$4.5 million, compared to US$5.5 million in the same period in 2001. The estimated losses in 2002 include exchange rate losses of US$1.3 million. Worth noting is that Lucchetti's operations in Peru have been affected by the controversy surrounding its plant location in Peru. Quiñenco expects its proportionate share of 93.7% of Lucchetti's loss will be Ch$700 million (US$0.9 million) less than in the same period in 2001.

Affiliate company CCU has reported losses associated with its Argentine operations of US$18 million, compared to a loss of US$12 million in 2001. The higher loss in 2002 is explained by exchange rate losses of US$3.7 million and lower operating results in US dollars as a result of the devaluation experienced during the period. The additional loss corresponding to Quiñenco's participation in CCU of 30.8% is approximately Ch$1,384 million (US$1.8 million).

Banco de Chile has made provisions for additional loan losses of Ch$9,445 million (US$12.6 million) in 2002 related to loans in its Argentine portfolio. As a consequence, the loss associated with Quiñenco's 29.2% economic interest is Ch$2,753 million (US$3.7 million).

Quiñenco, in its capacity as holding company and reporting entity for its investments in the aforementioned group companies, will include the aforementioned results in its consolidated financial statements for the period ended September 30, 2001.

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